

a little look at a big company

Hilton Group plc

Interim Report 2004

Launched in 2000 our web-based services have grown significantly offering a wide range of betting and gaming products and services. Ladbrokes eGaming has over one million registered customers and services over 40,000 customers every week.

Attention and investment is being focused on expanding the range and depth of our product portfolio within eBetting, ePoker and eCasino. We continually improve our products and services using comprehensive customer feedback to ensure that we provide not only an exciting but also socially responsible betting and gaming environment for our customers.


Apple
iTools
Ladbrokes
Horses
40,000
We serve more than 40,000 customers every week.
www.ladbrokes.com



1,000,000

We serve up to 1,000,000 customers every week.

www.ladbrokes.com

We have large shop estates in the UK, Eire and Belgium and serve up to one million customers every week of the year. Our continually expanding range of products offer the customer the widest choice of betting opportunities on virtually every High Street. Going forward we will continue to grow the number of shops and continue to invest in our estate to secure our position as industry leaders in terms of innovation, customer service, trust and integrity. Our commitment to provide even greater quality in our audio visual presentation will continue to deliver genuine competitive advantage for our shops.


Ladbrokes

betting division

We are the world's leading betting company and provide a popular, everyday leisure pursuit for many millions of adults across our various businesses. Our industry-leading technology enables us to serve ever more customers more quickly and efficiently with quality service based on over 100 years of betting expertise, ensuring the utmost safety and trust.

We have ambitious plans going forward. We are developing an ever-greater understanding of our customers and continue to strive to deliver innovative products that clearly differentiate the Ladbrokes experience from that of the competition.

Group profit before taxation, goodwill amortisation and exceptional items up 72% to £189.7 million.

Earnings per share before goodwill amortisation and exceptional items up 84% to 10.1 pence.

Net borrowings reduced by £121.6 million to £1,026.1 million since 31 December 2003.

Interim dividend of 3.6 pence – up 6%.

	Half year to 30 June 2004 £m	Half year to 30 June 2003 £m	Year to 31 December 2003 £m
Turnover	**5,634.1**	3,968.9	8,930.5
Operating profit*			
Hotels	**67.1**	56.1	146.5
Betting	**153.7**	101.8	214.1
Central costs and income	**(6.8)**	(6.6)	(13.6)
	214.0	151.3	347.0
Interest	**(24.3)**	(40.8)	(74.6)
Profit before taxation*	**189.7**	110.5	272.4
Exceptional income/(charges) before taxation	**2.4**	–	(29.0)
Profit before taxation, after goodwill amortisation and exceptional items	**156.7**	74.5	171.2
EBITDA*	**280.0**	220.0	485.3
Earnings per share*	**10.1p**	5.5p	13.4p
Earnings per share, after goodwill amortisation and exceptional items	**8.6p**	3.2p	7.1p
Dividend per share	**3.60p**	3.40p	8.92p

*Before goodwill amortisation and exceptional items.

group chief executive's statement

I am delighted to be presenting a good set of results for the first half of 2004, with Ladbrokes maintaining strong growth and Hilton hotels reflecting a steady recovery from the low base of recent times.

Government's wish to see the UK established as the world centre of excellence for betting and gaming is reflected in the proposed Gambling Bill. This, coupled with the advent of ever more sophisticated information technology, opens up further opportunities.

It is encouraging to report that hotels across most of our portfolio are now experiencing improvements in both business and leisure traffic; although it will not be before 2005 that rate reacts accordingly.

Both businesses benefit from experienced and respected management whose forward thinking and innovative approach help maintain our leading brand positions.

Outlook

In Hilton, whilst some parts of our hotel estate are enjoying sustained revpar growth, albeit from a low base, booking patterns remain late making forecasting difficult, particularly in some parts of Europe. As we have said before, we do not anticipate a full hotel recovery before 2005.

The renaissance in betting and gaming, driven by increased TV sports coverage and innovative technology, will be fully exploited by Ladbrokes who will continue to take a leading role in consolidating the progress of recent years.

I am confident about both businesses going forward.

Dividend

The Board has recommended an interim dividend of 3.6 pence per share payable on 1 December 2004 to shareholders on the register on 10 September 2004 reflecting the Board's increased confidence in the Group's prospects going forward.

The Board

On 1 June 2004 Pippa Wicks was appointed as a non-executive director of Hilton Group plc. She was appointed Principal of AlixPartners, the performance improvement and turnaround specialist advisory firm in 2003. She previously held senior positions with Pearson plc and was Group Finance Director at Courtaulds Textiles plc from 1993 to 1999.

David M C Michels

David Michels
Group Chief Executive
26 August 2004

board members

Sir Ian Robinson BSc FREng
Chairman

David M C Michels
Group Chief Executive

Brian Wallace MA ACA
Deputy Group Chief Executive and Group Finance Director

Christopher Bell
Chief Executive, Ladbrokes Worldwide

Stephen Bollenbach
Non-Executive Director

Nicholas Jones MSc FCA
Independent Non-Executive Director

Ian P Livingston BA ACA
Independent Non-Executive Director

L Patrick Lupo
Senior Independent Non-Executive Director

Christopher J Rodrigues
Independent Non-Executive Director

C Philippa Wicks
Independent Non-Executive Director

group at a glance

Ladbrokes

Ladbrokes is the world's leading bookmaker employing over 12,000 people in its retail, telephone and eGaming operations.

Customer enquiries: 0870 556 1060

www.ladbrokes.com
www.ladbrokespoker.com
www.ladbrokescasino.com
www.ladbrokesgames.com
www.riobay.com

Hilton

The world's most powerful hotel brand, Hilton International currently operates 263 hotels in 77 countries worldwide.

UK telephone: 08705 909 090
USA telephone: 1 800 HILTONS

www.hilton.com
www.hilton.co.uk
www.hilton.de
www.hilton.co.jp

Scandic

Acquired in 2001, Scandic is the leading Nordic hotel brand with 142 hotels located primarily in the Scandinavian and Baltic regions.

www.scandic-hotels.com
www.scandic-hotels.se
www.scandic-hotels.dk
www.scandic-hotels.no
www.scandic-hotels.fi

Vernons

A leading operator of the football pools since 1925, Vernons has over five million current and past players spread across 150 countries worldwide.

Customer enquiries: 0800 622 249

www.vernons.co.uk

LivingWell

LivingWell is one of the UK's largest health club operators. Its international portfolio of 114 clubs in nine countries services nearly 140,000 members.

For your nearest club call: 0800 136 636

www.livingwell.com

CONRAD HOTELS

Conrad Hotels represents the luxury tier of Hilton with 17 hotels throughout the world.

www.conradhotels.com

hotels division

Business Review
The recent increase in business and leisure traffic supports our view of a recovery in the hotel sector, although it is likely to be 2005 before the real benefits begin to flow.

Despite improvements in the trading environment we continue to exercise careful control over capital expenditure and costs in general to ensure that full economic benefit is derived from a cyclical upswing. Our hotel estate is in generally good condition making it possible to maximise the benefits of any future upswing without undermining the strengths of the brands.

We continue to focus our efforts on management contracts and franchising opportunities; the latter is still in its infancy but we believe it will play a major role in the business going forward. 14 hotels were opened in the first six months with a further 21 planned over the next 18 months.

The success of Hilton Worldwide Resorts continues and we expect to have 61 resorts in 28 countries worldwide by the end of 2005. New "virtual tours" were launched in April this year on its website www.hiltonworldwideresorts.com making it one of the first upscale hotel chains to do so.

During the first half of this year other Hilton icons were enhanced including the popular "Hilton Breakfast," which was relaunched, and the award winning "Hilton Meetings" concept, which continues to set industry standards.

In addition, Hilton won numerous awards in the period including "Best International Hotel Chain" at the 2004 Annual Grand Travel Awards.

Matching customers' needs and expectations remains a priority not least in the field of internet booking. Our response to this development has been to focus on customers' buying patterns and to give them control over the search and booking process. The launch last year of Hilton localised websites in the UK, Germany, Japan and Scandinavia has contributed to a growth in internet bookings of 116% for the first half of the year.

Despite a challenging environment for health clubs in the UK, LivingWell managed to increase membership during the period. The business has reinvigorated its member recruitment and retention programmes whilst keeping a tight control on costs. There were also encouraging developments in Australia where the brand continues to grow.

Operating Review
The Hotels division reported profit increased by 19.6% to £67.1 million benefiting from prior year comparators that included the combined effects of the Iraq conflict and SARS. Underlying profit, after adjusting for property changes and exchange rate movement increased by 19.7%.

On a worldwide basis (like for like properties at constant exchange rates) revpar increased by 9.2% with occupancy up 5.6 percentage points and rate down 0.3%.

Capital expenditure levels continue to be monitored closely. There were no acquisitions in the period nor were any major refurbishments commenced. The redevelopment of the Sydney Hilton has been delayed and is now expected to open in first half 2005.

hotels division

Turnover and operating profit by region	Half year to 30 June 2004 Turnover £m	Half year to 30 June 2004 Profit £m	Half year to 30 June 2003 Turnover £m	Half year to 30 June 2003 Profit £m	Year to 31 December 2003 Turnover £m	Year to 31 December 2003 Profit £m
United Kingdom	**319.0**	**42.2**	293.9	34.1	621.4	82.6
Europe & Africa	**541.3**	**20.2**	541.7	17.4	1,134.5	45.6
Middle East & Asia Pacific	**309.1**	**6.2**	300.6	5.1	675.8	16.4
The Americas	**113.0**	**7.6**	109.0	4.2	229.7	12.9
LivingWell	**24.8**	**2.7**	25.3	3.3	50.2	7.4
	1,307.2	**78.9**	1,270.5	64.1	2,711.6	164.9
Central and non-operating items	**–**	**(11.8)**	–	(8.0)	–	(18.4)
	1,307.2	**67.1**	1,270.5	56.1	2,711.6	146.5
Memo: Scandic acquired*	**241.2**	**2.9**	242.4	6.3	500.0	19.8

Turnover is that of all hotels whether owned or managed. Profit is before goodwill amortisation and exceptional items and includes a contribution from franchise, management contracts and contingent lease hotels of £31.2 million (June 2003: £26.5 million; December 2003: £70.6 million).

*The profit of £6.3 million in 2003 included £2.9 million from the Pandox associate which was disposed of in December 2003 for £43 million.

Revenue per available room ("revpar") by region (like for like, constant exchange rates)*	Half year to 30 June 2004 £	Half year to 30 June 2003 £	Change
Hilton branded:			
United Kingdom			
– London	**73.71**	62.87	17.2%
– Provinces	**50.64**	48.96	3.4%
Total United Kingdom	**60.05**	54.63	9.9%
Europe & Africa	**50.35**	46.66	7.9%
Middle East & Asia Pacific			
– Middle East	**38.74**	29.30	32.2%
– Asia Pacific	**44.85**	40.58	10.5%
Total Middle East & Asia Pacific	**42.12**	35.52	18.6%
The Americas	**44.80**	39.60	13.1%
Total Hilton branded	**49.26**	44.07	11.8%
Scandic branded	**33.26**	33.43	(0.5)%
Total Hotels Division			
Revpar	**45.15**	41.35	9.2%
Occupancy	**64.9%**	59.3%	5.6% pts
Average room rate	**69.60**	69.78	(0.3)%

*Excluding franchise properties

UK and Ireland

- Profit in the United Kingdom and Ireland portfolio increased by 23.8% to £42.2 million.
- Overall like for like revpar was up 9.9% with increases in both rate (5.3%) and occupancy (3.1 percentage points).
- London enjoyed good occupancy levels with an overall 5.3 percentage point increase to 78.4% accompanied by rate growth of 9.4%. The resultant revpar was up 17.2%.
- The provincial market was not as buoyant as London with revpar up 3.4%, reflecting rate growth of 1% and occupancy up 1.7 percentage points.
- The period saw the opening of the Waldorf Hilton, Hilton Newcastle Gateshead and signing of contracts for hotels in Manchester, Canary Wharf, Dublin Airport and Euston Plaza.

Europe and Africa

- Travel patterns in Europe and Africa continue to be difficult to predict, but overall profit grew by 16.1% to £20.2 million. Germany enjoyed some revpar recovery, growing by 6.2%, but France, particularly Paris, remained challenging.
- Hilton branded properties saw like for like revpar increase by 7.9% primarily due to an increase in occupancy of 4.7 percentage points.
- The owned and leased estate saw some recovery with revpar increasing 3.5%, like for like at constant currencies.
- The Mediterranean region saw good growth with Israel performing especially well (like for like revpar up 49.8%).
- Revpar in Scandic branded properties was almost flat year on year but reflected an increase in occupancy (1.8 percentage points) being offset by a decline in rate of 3.6%, reflecting the competitive nature of the Nordic market, especially in Stockholm.
- The period also saw the opening of the Hilton Arc de Triomphe in Paris.

Middle East and Asia Pacific

- The Middle East and Asia Pacific region saw profits rise by 21.6% to £6.2 million as it saw significant bounce back following the Iraq conflict and SARS in 2003.
- This growth was reflected in an increase in revpar of 18.6% with China, the Middle East and Egypt performing especially well.
- The Japanese market remains difficult with significant pressure on rates as the economy continues to struggle.
- During the period eight properties in India have been co-branded with Hilton under franchise arrangements.

The Americas

- The region saw profits rise by 81% to £7.6 million.
- Overall revpar increased by 13.1% with strong rate growth of 3.2% accompanied by an increase in occupancy of 5.7 percentage points.
- Canada has performed well, especially Toronto, with revpar for the country up 6.6% (like for like at constant currencies) albeit from a low base due to SARS last year.
- Resort properties continue to perform well, notably the Caribe Hilton.
- Latin America, especially Venezuela, has seen some recovery as political stability returns.

LivingWell

- Turnover was down 2% and profit declined by £0.6 million to £2.7 million.
- At 30 June 2004 membership was 139,118, a decline of 5,430 (3.8%) from 30 June 2003, but an increase compared to members at 31 December 2003 (136,886).
- Membership retention is key with all managers focused on member satisfaction.
- A new Premier Club on the Gold Coast (Australia) will open later this year bringing the total number of clubs in the country to seven.

betting division

Business Review

Ladbrokes continues to focus investment on new products, technology and improved service as the catalyst for growth. This builds on the solid and sustained growth in its core shop, internet and telephone betting businesses, producing new record levels of gross win and profit.

The UK shop business has completed phase III of the rollout of fixed odds betting terminals (FOBTs). 5,864 are now sited to complement 1,479 amusements with prizes (AWP) machines. With an average of 3.9 machines/terminals per shop, Ladbrokes leads the industry in terminal development and installation. Ladbrokes was the first business to gain accreditation from Gamcare and complies fully with the FOBT Code of Practice, which became applicable on 1 April following agreement with DCMS and the Gaming Board.

The continued success of our shop estate owes much to the contribution from our knowledgeable and loyal staff. We continue to invest in increasing the size and quality of our shop estate. With 23 shops acquired at the half year, and four new licences opened, the estate has increased to 1,899 shops, from 1,875 at the end of 2003. We have also expanded our trading hours since last year through opening more shops on Sundays (thereby increasing trading days by 3.8%) and by extending evening opening hours in both the summer and winter. Opportunities to bet have also been increased through the introduction of new products such as virtual greyhound racing and betting-in-running on football.

To meet customer demand, telephone betting has expanded call handling capacity by 16% since last year, and invested further to achieve even greater levels of efficiency. Further improvement in the quality of customer services and the optimisation of our total betting service (which allows account customers to transact seamlessly across the telephone, eGaming and shops) will support ongoing growth.

eGaming continues to grow rapidly, with strong performance in the core sportsbook supplemented by rapid growth in poker and on-line games. Careful investment continues to ensure that our systems have the capacity and security required to sustain continued growth whilst maintaining vigilance for underage and problem gamblers. We continue to make advances in delivering industry-leading banking solutions for our websites, and continuously enhance our product offerings both in betting and gaming.

Vernons continues to develop its on-line and postal games products in the face of further industry decline in pools betting.

betting division

Turnover by business	Half year to 30 June 2004 £m	Half year to 30 June 2003 £m	Year to 31 December 2003 £m
UK Retail	**4,063.9**	2,562.2	6,001.2
Belgium & Ireland	**160.9**	147.3	298.7
Telephone Betting	**266.0**	240.7	476.0
eGaming	**281.9**	215.1	462.3
Vernons	**15.2**	15.0	28.9
Worldwide Betting	**4,787.9**	3,180.3	7,267.1

Gross win by business	Half year to 30 June 2004 £m	Half year to 30 June 2003 £m	Year to 31 December 2003 £m
UK Retail	**338.0**	274.6	575.1
Belgium & Ireland	**35.9**	33.4	67.6
Telephone Betting	**25.9**	13.3	28.9
eGaming	**44.7**	30.8	63.7
Vernons	**10.6**	10.5	20.2
Worldwide Betting	**455.1**	362.6	755.5

Operating profit by business	Half year to 30 June 2004 £m	Half year to 30 June 2003 £m	Year to 31 December 2003 £m
UK Retail	**119.6**	83.1	173.1
Belgium & Ireland	**7.0**	5.5	11.5
Telephone Betting	**11.8**	3.8	9.4
eGaming	**12.1**	6.2	14.2
Vernons	**3.2**	3.2	5.9
Worldwide Betting	**153.7**	101.8	214.1

Profit is before goodwill amortisation and exceptional items.

Operating Review

Turnover of £4.8 billion has increased by 51% reflecting continued growth in UK Retail over-the-counter (OTC), the number of FOBTs and healthy increases in telephone betting and eGaming.

Gross win increased by 26% to £455 million with growth in all channels. After deducting gross profits tax and VAT, gross profit grew 26% to £388 million.

Operating costs increased by 14%, mainly as a result of increased opening hours in the UK shops and the growth in our eGaming business. Operating profit increased by 51% to £154 million.

UK Retail

- Gross win increased by 23% to £338 million.
- OTC gross win growth was 14% on the back of a good run of results at major events including Cheltenham, the Grand National and Euro 2004 (where the final fell in the second half). Slippage grew 5% with stake per slip up £0.13 to £8.37, an increase of 2%.
- FOBTs account for 59% of the growth in gross win. The average number of terminals in the first half was 4,363, nearly double the average in the first half of 2003 of 2,230. This increase in numbers, together with the introduction of the Code of Conduct (with its restrictions on stakes, winnings and speed of play) led to a 21% reduction in average transactions per terminal, although a 7% increase in stake per transaction restricted the fall in average weekly gross win per terminal to 16%.

- Operating costs grew by 11% to £168 million mainly as a consequence of increased shop trading hours from more Sunday and evening opening and the impact of gross win increases on levy.
- Operating profit of £119.6 million represented a 44% increase.

European Retail

- Ireland and Belgium grew combined gross win by 7%, with operating profit increasing by 27% to £7.0 million. Ireland benefited from positive results from the main horseracing meetings plus growth from shop estate development. In Belgium, a 3% decline in turnover was offset by cost savings, leaving operating profit up by 8%.

Telephone Betting

- Gross win grew 95% to £26 million with the margin improving from 5.5% to 9.7%, as a result of favourable horseracing results.
- Despite attheraces being off air for 10 weeks, the number of calls handled increased by 9% to 3.3 million. The number of active customers in the period increased 11% to 102,000. Average stake per call increased 3% to £80.
- Operating costs grew by 36% reflecting the growth in call volumes and the impact of gross win increases on levy.
- Operating profit increased 211% to £11.8 million, with the underlying business (excluding losses to high-rolling customers last year) growing 136%.

eGaming

- Total gross win increased by 45% to £45 million with strong growth in ePoker and eSportsbook.
- ePoker gross win more than doubled with 33,000 active players; an increase of 141%.
- eSportsbook gross win benefited from a 53% increase in active customers to 231,000 and more favourable results in horse racing together with a positive Euro 2004. Registrations in the period grew by 42% to 200,000.
- Casino gross win growth was limited to 4% reflecting the competitiveness of this market place.
- Gross win from internet games nearly doubled.
- Operating costs grew 29%, principally in direct operating costs, where payments to partners and affiliates reflect the increase in gross win.
- Operating profit increased by 95% to £12.1 million.

Vernons

- Operating profit of £3.2 million was the same as last year. The growth in the on-line numbers products offset a decline in traditional pools betting.

operating and financial review

Turnover and profit before tax	Half year to 30 June 2004 Turnover £m	Half year to 30 June 2004 Profit £m	Half year to 30 June 2003 Turnover £m	Half year to 30 June 2003 Profit £m	Year to 31 December 2003 Turnover £m	Year to 31 December 2003 Profit £m
Hotels	**846.2**	**67.1**	788.6	56.1	1,663.4	146.5
Betting	**4,787.9**	**153.7**	3,180.3	101.8	7,267.1	214.1
Central costs	**–**	**(6.8)**	–	(6.6)	–	(13.6)
	5,634.1	**214.0**	3,968.9	151.3	8,930.5	347.0
Interest	**–**	**(24.3)**	–	(40.8)	–	(74.6)
	5,634.1	**189.7**	3,968.9	110.5	8,930.5	272.4

Profit is before goodwill amortisation and exceptional items.

Trading summary

Turnover for the Group increased by £1,665.2 million (42%) to £5,634.1 million, mainly as a result of significantly higher Fixed Odds Betting Terminal (FOBT) revenue in the Betting division. Hotels increased £57.6 million (7.3%) to £846.2 million, after £27.4 million adverse exchange translation impact.

Operating profit before goodwill amortisation and exceptional items increased 41% to £214.0 million (2003: £151.3 million) reflecting an increase in Betting profits of £51.9 million (51%) to £153.7 million and an increase in Hotels profits of £11.0 million (20%) to £67.1 million. Exchange translation adversely impacted profit by £2.4 million, mainly in Hotels.

Interest

The interest charge of £24.3 million was 40% below last year (£40.8 million), reflecting the favourable impacts of lower interest rates (including the £300 million 3.375% convertible issue in October 2003 and maturity of an 8.875% £125 million bond in August 2003), lower average debt levels, foreign exchange and disposal of the Pandox associate at the end of 2003.

Profit before tax

The operating profit growth combined with the lower interest charge resulted in a 72% increase in first half profit before taxation, exceptional items and goodwill amortisation to £189.7 million (2003: £110.5 million).

Exceptional items

The £2.4 million non-operating exceptional profit arose on disposal of non-core fixed assets, there is no related tax charge. The £9.0 million exceptional tax credit relates to a specific case settled during the period in respect of which related losses were previously treated as exceptional items.

Goodwill amortisation

Goodwill amortisation for the first half of £35.4 million (2003: £36.0 million) relates mainly to goodwill on the acquisitions of Scandic and Stakis, which is being amortised over 20 years in both cases.

operating and financial review

Taxation

The taxation charge of £29.4 million, excluding the £9.0 million exceptional tax credit, represents an effective tax rate of 15.5% (2003: 22.0%) on profit before goodwill amortisation and exceptional items. The effective rate of 15.5% is a best estimate of the annual tax rate for 2004, which is lower than the previous year following satisfactory resolution of a number of issues with tax authorities, the recognition of deferred tax assets in respect of tax losses and continuing initiatives to reduce the underlying rate. The rate from 2005 is expected to be 20%, two percentage points lower than the rate in 2003.

Earnings per share (EPS)

EPS (before the impact of goodwill amortisation and exceptional items) grew 84% to 10.1 pence (2003: 5.5 pence), reflecting the increase in profit before tax and reduced tax rate. EPS (including the impact of goodwill amortisation and exceptional items) was 8.6 pence (2003: 3.2 pence). The impact of dilutive shares is not significant.

Dividend

The Board has proposed an interim dividend of 3.6 pence per share, a 6% increase compared to the equivalent period last year (2003: 3.4 pence). The cost of the first half dividend is £57.0 million (2003: £53.7 million). This dividend will be payable on 1 December 2004 to shareholders on the register on 10 September 2004.

Cash flow, capital expenditure and borrowings

Cash flow from operating activities of £255.6 million was up £29.1 million due to the £60.0 million increase in EBITDA partially offset by adverse working capital movements (increased debtors due to business levels).

Capital expenditure on operating assets of £88.8 million decreased by £13.0 million, and included £21.2 million of acquisition linked development in hotels relating to continuing major refurbishment in the recently acquired Sydney and Düsseldorf properties.

Interest, tax and equity dividend outflows amounted to £126.6 million compared to £155.9 million in 2003, reflecting lower tax payments (down £24.8 million) and lower interest payments.

At 30 June 2004, the Group had gross borrowings of £1,643.5 million and cash and short-term investments of £617.4 million, resulting in net debt of £1,026.1 million (31 December 2003: £1,147.7 million). The £121.6 million decrease in net borrowings includes a favourable exchange translation impact of £74.7 million.

Brian Wallace
Deputy Group Chief Executive
and Group Finance Director
26 August 2004

consolidated profit and loss account

	Unaudited half year to 30 June 2004		Unaudited half year to 30 June 2003		Audited year to 31 December 2003	
	Before exceptional items and goodwill amortisation £m	Total £m	Before exceptional items and goodwill amortisation £m	Total £m	Before exceptional items and goodwill amortisation £m	Total £m
Turnover – continuing operations	**5,634.1**	**5,634.1**	3,968.9	3,968.9	8,930.5	8,930.5
Cost of sales before goodwill amortisation and depreciation	**(5,308.3)**	**(5,308.3)**	(3,690.8)	(3,690.8)	(8,351.7)	(8,354.0)
Goodwill amortisation	**–**	**(35.4)**	–	(35.8)	–	(71.8)
Depreciation and amounts written off tangible and intangible fixed assets and investments	**(66.0)**	**(66.0)**	(68.7)	(68.7)	(138.3)	(147.3)
Cost of sales	**(5,374.3)**	**(5,409.7)**	(3,759.5)	(3,795.3)	(8,490.0)	(8,573.1)
Gross profit	**259.8**	**224.4**	209.4	173.6	440.5	357.4
Administrative expenses	**(51.2)**	**(51.2)**	(67.0)	(67.0)	(113.0)	(113.0)
Group operating profit – continuing operations	**208.6**	**173.2**	142.4	106.6	327.5	244.4
Share of results from associated undertakings	**5.4**	**5.4**	8.9	8.9	19.5	19.5
Share of goodwill amortisation of associated undertakings	**–**	**–**	–	(0.2)	–	(0.4)
Total operating profit	**214.0**	**178.6**	151.3	115.3	347.0	263.5
Continuing operations:						
Profit/(loss) on fixed assets	**–**	**2.4**	–	–	–	(17.7)
Profit before interest	**214.0**	**181.0**	151.3	115.3	347.0	245.8
EBITDA	**280.0**	**282.4**	220.0	220.0	485.3	465.3
Interest	**(24.3)**	**(24.3)**	(40.8)	(40.8)	(74.6)	(74.6)
Profit on ordinary activities before taxation	**189.7**	**156.7**	110.5	74.5	272.4	171.2
Tax on profit on ordinary activities	**(29.4)**	**(20.4)**	(24.3)	(24.3)	(59.9)	(59.0)
Profit on ordinary activities after taxation	**160.3**	**136.3**	86.2	50.2	212.5	112.2
Equity minority interests	**(0.1)**	**(0.1)**	–	–	(0.2)	(0.2)
Profit attributable to shareholders	**160.2**	**136.2**	86.2	50.2	212.3	112.0
Dividends	**(57.0)**	**(57.0)**	(53.7)	(53.7)	(141.1)	(141.1)
Transferred to/(from) reserves	**103.2**	**79.2**	32.5	(3.5)	71.2	(29.1)
Earnings per share						
– basic	**10.1p**	**8.6p**	5.5p	3.2p	13.4p	7.1p
– diluted	**10.0p**	**8.5p**	5.5p	3.2p	13.4p	7.1p

consolidated balance sheet

	Unaudited 30 June 2004 £m	Unaudited 30 June 2003 £m	Audited 31 Dec 2003 £m
Intangible assets	**1,610.0**	1,682.5	1,663.2
Operating assets	**2,512.9**	2,598.0	2,568.6
Investments	**71.6**	114.6	77.4
	4,194.5	4,395.1	4,309.2
Assets held for resale	**2.8**	2.7	2.7
Stocks	**14.8**	18.0	16.9
Debtors	**404.3**	377.1	346.7
Cash at bank and in hand	**617.4**	309.5	600.6
	1,039.3	707.3	966.9
Creditors including convertible debt	**(2,478.2)**	(2,410.9)	(2,608.7)
Provisions	**(227.2)**	(215.4)	(220.1)
	2,528.4	2,476.1	2,447.3
Capital and reserves			
Called up share capital	**158.4**	158.1	158.2
Share premium account	**1,725.6**	1,718.9	1,722.2
Revaluation reserve	**243.9**	248.6	241.5
Other reserves	**150.6**	154.2	150.3
Profit and loss account	**246.2**	192.8	171.5
Equity shareholders' funds	**2,524.7**	2,472.6	2,443.7
Equity minority interests	**3.7**	3.5	3.6
	2,528.4	2,476.1	2,447.3

statement of total recognised gains and losses

	Unaudited half year to 30 June 2004 £m	Unaudited half year to 30 June 2003 £m	Audited year to 31 Dec 2003 £m
Profit attributable to shareholders	**136.2**	50.2	112.0
Currency translation differences on foreign currency net investments, net of taxation	**(2.1)**	9.3	6.5
Total recognised gains and losses for the period	**134.1**	59.5	118.5

reconciliation of movements in shareholders' funds

	Unaudited half year to 30 June 2004 £m	Unaudited half year to 30 June 2003 £m	Audited year to 31 Dec 2003 £m
Opening equity shareholders' funds	**2,443.7**	2,465.8	2,465.8
Total recognised gains and losses	**134.1**	59.5	118.5
Dividends	**(57.0)**	(53.7)	(141.1)
New share capital subscribed	**3.6**	0.5	3.9
Net increase/(decrease) due to shares held in ESOP trusts	**0.3**	0.5	(3.4)
Closing equity shareholders' funds	**2,524.7**	2,472.6	2,443.7

consolidated cash flow statement

	Unaudited half year to 30 June 2004 £m	Unaudited half year to 30 June 2003 £m	Audited year to 31 Dec 2003 £m
Net cash inflow from operating activities	**255.6**	226.5	501.9
Dividends received from associated undertakings	**1.2**	2.9	4.0
Returns on investments and servicing of finance			
Net interest paid	**(13.2)**	(17.8)	(63.4)
Net cash outflow from returns on investments and servicing of finance	**(13.2)**	(17.8)	(63.4)
Taxation			
UK corporation tax paid	**(14.2)**	(38.9)	(27.6)
Overseas tax paid	**(11.8)**	(11.9)	(29.5)
Tax paid	**(26.0)**	(50.8)	(57.1)
Capital expenditure and financial investment			
Payments for operating assets	**(88.8)**	(101.8)	(189.9)
Payments for intangible assets	**(13.6)**	(2.1)	(5.4)
Payments for fixed asset investments	**–**	(1.0)	(1.1)
Receipts from sales of intangible and operating assets	**12.6**	0.8	20.0
Receipts from sales of other investments	**1.1**	–	–
Net cash outflow for capital expenditure and financial investment	**(88.7)**	(104.1)	(176.4)
Acquisitions and disposals			
Disposal of associates	**–**	–	43.1
Loans to associates	**(1.1)**	–	(2.0)
Loans/capital repaid by associates	**2.4**	–	–
Purchase of interests in associates	**–**	–	(0.4)
Net cash inflow from acquisitions and disposals	**1.3**	–	40.7
Equity dividends paid	**(87.4)**	(87.3)	(141.0)
Cash inflow/(outflow) before use of liquid resources and financing	**42.8**	(30.6)	108.7

Opening net borrowings	**(1,147.7)**	(1,164.8)	(1,164.8)
Net cash inflow/(outflow) before use of liquid resources and financing	**42.8**	(30.6)	108.7
Exchange movements	**74.7**	(88.5)	(96.0)
Issue of ordinary share capital	**3.6**	0.5	3.9
Other non-cash movements	**0.5**	0.3	0.5
Closing net borrowings	**(1,026.1)**	(1,283.1)	(1,147.7)

notes to the accounts

1 Basis of reporting

(a) The interim financial information has been prepared on the basis of the accounting policies set out in the Group's 2003 statutory accounts. Figures for June 2003 have been restated for the early adoption of UITF abstract 38 'Accounting for ESOP trusts'. The effect of this is to increase creditors by £4.0m and reduce net assets, other reserves and equity shareholders funds by £4.0m. The tax charge is calculated by applying the directors' best estimate of the annual tax rate to the profit for the period. Other expenses are accrued in accordance with the same principles used in the preparation of the annual accounts.

The interim financial information was approved by a duly appointed and authorised committee of the Board of Directors on 26 August 2004 and is unaudited. The auditors have carried out a review and their report is set out on page 18.

(b) The financial information set out in this document in respect of the year ended 31 December 2003 does not constitute the Group's statutory accounts for the year ended 31 December 2003. The auditors' report on the statutory accounts for 2003 was unqualified and did not contain a statement under section 237 of the Companies Act 1985. Statutory accounts for 2003 have been delivered to the Registrar of Companies.

2 Turnover and profit by activity

Unaudited half year to 30 June 2004	**Turnover £m**	**Profit before exceptional items and goodwill amortisation £m**	**Profit after exceptional items and goodwill amortisation £m**
Continuing operations:			
Hotels	**846.2**	**67.1**	**34.1**
Betting	**4,787.9**	**153.7**	**153.7**
Central costs and income	**–**	**(6.8)**	**(6.8)**
	5,634.1	**214.0**	**181.0**
Interest	**–**	**(24.3)**	**(24.3)**
	5,634.1	**189.7**	**156.7**

Goodwill amortisation of £(35.4)m all relates to Hotels. Exceptional items of £2.4m all relate to Hotels.

Unaudited half year to 30 June 2003	Turnover £m	Profit before exceptional items and goodwill amortisation £m	Profit after exceptional items and goodwill amortisation £m
Continuing operations:			
Hotels	788.6	56.1	20.1
Betting	3,180.3	101.8	101.8
Central costs and income	–	(6.6)	(6.6)
	3,968.9	151.3	115.3
Interest	–	(40.8)	(40.8)
	3,968.9	110.5	74.5

Goodwill amortisation of £(36.0)m all relates to Hotels. There are no exceptional items.

Audited year to 31 December 2003	Turnover £m	Profit before exceptional items and goodwill amortisation £m	Profit after exceptional items and goodwill amortisation £m
Continuing operations:			
Hotels	1,663.4	146.5	45.3
Betting	7,267.1	214.1	214.1
Central costs and income	–	(13.6)	(13.6)
	8,930.5	347.0	245.8
Interest	–	(74.6)	(74.6)
	8,930.5	272.4	171.2

Goodwill amortisation of £(72.2)m all relates to Hotels. Exceptional items of £(29.0)m all relate to Hotels.

notes to the accounts

3 Exceptional items

	Unaudited half year to 30 June 2004 £m	Unaudited half year to 30 June 2003 £m	Audited year to 31 Dec 2003 £m
Operating items			
Amounts written off tangible and intangible fixed assets and investments [a]	–	–	(11.3)
Total operating exceptional items	–	–	(11.3)
Non-operating items			
Continuing operations:			
Profit/(loss) on disposal tangible fixed assets including provisions [b]	2.4	–	(17.7)
Total non-operating exceptional items	2.4	–	(17.7)
Exceptional items before taxation	2.4	–	(29.0)
Taxation thereon [c]	–	–	0.9
Exceptional tax credit [d]	9.0	–	–
Exceptional items after taxation	11.4	–	(28.1)

(a) Amounts written off tangible and intangible fixed assets and investments in the year ended 31 December 2003 comprised impairment in the value of hotels across the estate and investments.

(b) The profit on tangible fixed assets in 2004 relates to disposal of non-core assets. The loss in 2003 included provisions for losses on certain non-core hotels and £3.2m profit on the disposal of the Pandox associate.

(c) There is no tax on the 2004 profit, the tax credit in 2003 related to operating exceptional items.

(d) The £9.0m exceptional tax credit in 2004 relates to a specific case settled in the period where related losses were previously treated as exceptional items.

4 Interest

The interest charge is net of interest receivable of £24.6m (June 2003: £14.2m; December 2003: £34.2m). The interest charge is covered 8.8 times (June 2003: 3.7 times; December 2003: 4.7 times) by profit before exceptional items and goodwill amortisation.

5 Taxation

The total tax charge of £20.4m (June 2002: £24.3m; December 2003: £59.0m), includes associated undertakings charges of £0.5m (June 2003: £0.2m; December 2003: £0.7m) and an exceptional tax credit of £9.0m (June 2003: £nil; December 2003: £0.9m).

6 Earnings per share

The calculation of basic earnings per share before exceptional items and goodwill amortisation is included as it provides a better understanding of the underlying trading performance of the Group. The adjusted weighted average number of shares used in the diluted earnings per share calculations 1,598.2m (June 2003: 1,581.3m; December 2003: 1,582.7m) is the weighted average number of shares in issue 1,583.0m (June 2003: 1,580.3m; December 2003: 1,580.5m), plus adjustments for dilutive shares 15.2m (June 2003: 1.0m; December 2003: 2.2m).

Unaudited half year to 30 June 2004	**Earnings £m**	**Basic EPS pence per share**	**Diluted EPS pence per share**
Profit attributable to shareholders before exceptional items and goodwill amortisation	**160.2**	**10.1p**	**10.0p**
Exceptional items net of tax	**11.4**	**0.7p**	**0.7p**
Goodwill amortisation	**(35.4)**	**(2.2)p**	**(2.2)p**
Profit attributable to shareholders	**136.2**	**8.6p**	**8.5p**

Unaudited half year to 30 June 2003	Earnings £m	Basic EPS pence per share	Diluted EPS pence per share
Profit attributable to shareholders before exceptional items and goodwill amortisation	86.2	5.5p	5.5p
Exceptional items net of tax	–	–	–
Goodwill amortisation	(36.0)	(2.3)p	(2.3)p
Profit attributable to shareholders	50.2	3.2p	3.2p

Audited year to 31 December 2003	Earnings £m	Basic EPS pence per share	Diluted EPS pence per share
Profit attributable to shareholders before exceptional items and goodwill amortisation	212.3	13.4p	13.4p
Exceptional items net of tax	(28.1)	(1.8)p	(1.8)p
Goodwill amortisation	(72.2)	(4.5)p	(4.5)p
Profit attributable to shareholders	112.0	7.1p	7.1p

7 Reconciliation of operating profit to net cash inflow from operating activities

	Unaudited half year to 30 June 2004 £m	Unaudited half year to 30 June 2003 £m	Audited year to 31 Dec 2003 £m
Total operating profit	**178.6**	115.3	263.5
Depreciation	**66.0**	68.7	138.3
Amounts written off tangible and intangible fixed assets and investments	**–**	–	11.3
Amortisation of subsidiary goodwill	**35.4**	35.8	71.8
Increase in assets held for resale	**(0.1)**	–	–
Decrease in stocks	**1.2**	1.4	0.5
(Increase)/decrease in debtors	**(39.4)**	1.9	4.9
Increase in creditors	**21.1**	14.6	34.0
Decrease in provisions	**(1.4)**	(2.1)	(3.5)
Share of profits from associated undertakings	**(5.4)**	(8.9)	(19.5)
Amortisation of associated undertaking goodwill	**–**	0.2	0.4
Other items	**(0.4)**	(0.4)	0.2
Net cash inflow from operating activities	**255.6**	226.5	501.9

independent review report to Hilton Group plc

Introduction
We have been instructed by the Company to review the financia information for the six months ended 30 June 2004 which comprises the Consolidated Profit and Loss Account, Consolidated Balance Sheet, Consolidated Cash Flow Statement, Statement of Total Recognised Gains and Losses, Reconciliation of Movements in Shareholders' Funds and the related notes 1 to 7. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by the law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

Ernst & Young LLP
London
26 August 2004

shareholder information

Financial calendar

2004 half-year results and interim dividend announced	26 August 2004
Interim dividend to be paid to shareholders registered on 10 September 2004	1 December 2004
2004 full-year results and recommended final dividend to be announced	24 February 2005
Annual General Meeting	20 May 2005

www.hiltongroup.com

You can obtain a range of information on the company and check your shareholding by visiting our website at www.hiltongroup.com. To access your personal information you will need the Shareholder Reference Number shown on your share certificate and dividend tax vouchers.

e-communications

You can register at www.hiltongroup.com/futureforest to receive certain communications (e.g. the Annual Review and Summary Financial Statement) electronically. Hilton Group encourages the use of e-communications as it saves printing and postage costs, is a more convenient and timely way of communicating with shareholders and is more environmentally friendly. To offer you the opportunity to express your care for the environment, we (in conjunction with Future Forests) will dedicate a tree *in an area selected for reforestation to* each shareholder who registers.

Share price information

Hilton Group's share price appears on www.hiltongroup.com and is broadcast on BBC1 Ceefax, page 226, BBC2 Ceefax, page 222, Sky News, page 145 and on Channel 4 Teletext, page 523. It also appears in the financial columns of the national press.

Share dealing service

A dealing service for Hilton Group shares is available through The Share Centre, a member of the London Stock Exchange, authorised and regulated by the Financial Services Authority. For further details please contact: The Share Centre Ltd, Hilton Group Share Dealing Enquiries, PO Box 2000, Aylesbury, Bucks HP21 8ZB
Telephone: 01296 414243.

UK tax on capital gains

A leaflet for UK capital gains tax purposes, which includes details of rights and capitalisation issues which have occurred since 31 March 1982, is available from the Secretary, at the registered office.

Shareholder enquiries

Administrative enquiries relating to your shareholding, (e.g. queries concerning dividend payments, notification of change of address or the loss of a share *certificate) should be made to the* company's registrar: Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH
Telephone: 0870 702 0127
www-uk.computershare.com/investor

Dividend reinvestment plan

Hilton Group provides a dividend reinvestment plan which enables shareholders to apply all of their cash dividends to buy additional shares in the company at competitive dealing rates. To obtain more information and a mandate to join the plan, you should contact the company's registrar whose details are given above.

American depositary receipts (ADRs)

The company has a sponsored level 1 ADR programme for which The Bank of New York acts as depositary. The ADRs are traded on the over-the-counter market under the symbol HLTGY, where one ADR is equal to two ordinary shares. For further details please contact: The Bank of New York, Shareholder Relations, PO Box 11258, Church Street Station, New York NY10286-1258, USA.
Telephone: (00) 1 610 312 5315.
USA telephone: 1-888-BNY-ADRS *(toll free).*
Email: shareowners@bankofny.com
Website: www.adrbny.com

Unsolicited mail

As the company's share register is open to public inspection, shareholders may receive unsolicited mail from organisations which use it as a mailing list. If you wish to limit the receipt of such mail, please write to the Mailing Preference Service, MPS, Freepost 22, London W1E 7EZ. You may, however, still continue to receive mail from organisations which do not subscribe to this service.

corporate directory

Registered Number
England 566221

Secretary and Registered Office
Michael J Noble BA FCIS
Hilton Group plc
Maple Court, Central Park
Reeds Crescent
Watford, Herts WD24 4QQ
Telephone: 020 7856 8000
Fax: 020 7856 8001

Website
www.hiltongroup.com

Registrar
Computershare Investor Services PLC
PO Box 82, The Pavilions
Bridgwater Road
Bristol BS99 7NH
Telephone: 0870 702 0127

Website
www-uk.computershare.com/investor

Auditor
Ernst & Young LLP
1 More London Place
London SE1 2AF

Corporate Stockbrokers
Deutsche Bank AG, London
UBS Investment Bank

Solicitors
S J Berwin
Slaughter and May

Principal UK bankers
Barclays Bank PLC
The Royal Bank of Scotland plc

Divisional Offices

Hotels
Hilton International
Maple Court, Central Park
Reeds Crescent
Watford, Herts WD24 4QQ
Telephone: 020 7850 4000
Fax: 020 7850 4001

901 Ponce de Leon Boulevard
Suite 700
Coral Gables
Florida FL 33134
USA
Telephone: (00) 1 305 444 3444
Fax: (00) 1 305 444 1114

Hotel Reservations
UK telephone: 08705 909 090
USA telephone: 1800 HILTONS

Websites
www.hilton.com
www.hilton.co.uk
www.hilton.de
www.hilton.co.jp
www.scandic-hotels.com
www.scandic-hotels.se
www.scandic-hotels.dk
www.scandic-hotels.no
www.scandic-hotels.fi
www.conradhotels.com

LivingWell
477-488 Avebury Boulevard
Central Milton Keynes
MK9 3DB
Customer enquiries: 0800 136 636

Website
www.livingwell.com

Betting and Gaming

UK – retail and telephone betting and eGaming
Imperial House
Imperial Drive
Rayners Lane
Harrow
Middlesex HA2 7JW
Telephone: 020 8868 8899
Fax: 020 8868 8767
Customer enquiries: 0870 556 1060

Websites
www.ladbrokes.com
www.ladbrokescasino.com
www.ladbrokesgames.com
www.ladbrokespoker.com
www.riobay.com

Vernons
Fortune House
Park Lane
Liverpool L68 1AA
Telephone: 0151 525 3636
Fax: 0151 525 7363
Customer enquiries: 0800 622 249

Website
www.vernons.co.uk

Republic of Ireland – retail betting
25A Bridge Street, Ringsend
Dublin 4
Republic of Ireland
Telephone: (00) 353 1668 9324
Fax: (00) 353 1668 8034

Belgium – retail betting
Chausée de Waterloo 715
1180 Brussels
Belgium
Telephone: (00) 322 349 1611
Fax: (00) 322 349 1615



The Hilton Athens
Official hotel of the Olympics

hotels division

Hilton is the world's most widely recognised hotel brand. However, today's customer is demanding a more consistent and personalised brand experience. At Hilton, we want to provide our customer with an experience where they feel relaxed, refreshed and at their best. We want them to feel ready to deal with whatever stresses modern life throws at them.

We are proud of the quality of the Hilton product, the growth in the network, the investment in our people and the quality of service we provide.

hilton meetings

Hilton Meetings, voted the "Best Meetings Brand of the Year" for the past eight years, has recently relaunched and is now available in more than 1,400 meeting rooms in 141 Hilton hotels across the world. The Meetings experience includes in-room refreshments and free safe-usage.


37
The Meetings experience is
available in 37 countries worldwide



Hilton Rome Cavalieri, Italy

The Rome Cavalieri Hilton is situated in a 15-acre private park near the Vatican, with panoramic views over the historic centre of Rome. Our 5-star deluxe hotel is a unique resort within the city, featuring 370 guest rooms all with balconies, including 25 suites and 105 Executive rooms, and a state-of-the-art Grand Spa.

Hilton Group plc
Maple Court, Central Park,
Reeds Crescent, Watford
Herts WD24 4QQ

020 7856 8000
www.hiltongroup.com

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